Nokia Corporation Remuneration Report 2023 Exhibit 99.3

2 Remuneration Report 2023 Word from the Chair of the Personnel Committee of the Board Dear Fellow Shareholder, I am delighted to present the first Remuneration Report since my appointment as the Chair of the Personnel Committee of the Nokia Board. Business context 2023 saw a meaningful shift in customer spending which impacted our industry, with more caution due to the macroeconomic environment, high interest rates and customers working down elevated inventories accumulated during the pandemic-related supply chain crisis. This industry-wide shift has led to our net sales declining over the full year. However, due to proactive actions we took across our organization, we were able to protect our profitability while continuing to invest in R&D. Despite all the challenges faced during the year, we maintained a strong cash position in 2023 and the Board proposed an increase in the dividend from EUR 12 cents to 13 cents and initiated a new share buyback program to return up to EUR 600 million to our shareholders over the next two years. Shareholder support and the updated Remuneration Policy The Policy that applied for the 2020-2023 period was approved by shareholders at the 2020 AGM with 86.37% of votes cast in favor. The Board’s implementation of that Policy also received strong support at the AGMs in 2021, 2022 and 2023, with over 90% votes in favor in all three years. We have monitored developments in shareholder and voting agency guidance on remuneration and conducted a thorough review of the Policy during 2023. The review concluded that the overall remuneration structure continues to be suitable for Nokia and is aligned to our strategic goals. Where amendments have been proposed to the Policy, these are intended to further align our arrangements with market practice and to provide greater transparency to help shareholders understand our arrangements and practices. We consulted with our largest shareholders and several other key stakeholders on some proposed amendments to the Policy. The shareholders we engaged with were generally supportive of the proposed amendments and made a few helpful and constructive suggestions for the Committee to consider. The feedback was taken into account as the proposed Policy was finalized. Remuneration of the President and CEO – base salary and incentive opportunities As reported last year, Pekka Lundmark received a salary increase of 3.5% in January 2023 as a result of Nokia’s continued growth and strong business performance. However, in July 2023, he asked to reverse the salary increase taking into consideration the Company’s cost control efforts, the macroeconomic context, the fact that our GLT requested a salary freeze for 2023 and the wider employee experience. His base salary for the second half of 2023 remained unchanged since his appointment in 2020. There was no increase to Pekka Lundmark’s STI and LTI opportunities during 2023. Pekka Lundmark’s total target remuneration has remained below the median of our Global Peer Group since his appointment, as a result of the restrained approach the Personnel Committee and the Board have continued to take on executive remuneration, taking account of the current financial pressures being felt by shareholders and our employees. However, considering the Company’s resilient performance under Pekka Lundmark’s leadership despite the industry-wide challenges we faced during 2023, the Committee and the Board recognize that Pekka Lundmark’s current remuneration is not at a competitive level, either relative to others in less senior roles in the Company or relative to other CEOs in our Global Peer Group. This situation is not sustainable in the long term. The Board decided to increase Pekka Lundmark’s base salary by 8.5% in 2024. His 2024 STI and LTI opportunities will remain unchanged. As a result, his total target remuneration in 2024 will remain below the median of our Global Peer Group. Our employees globally have received salary increases of approximately 14 percentage points during the past three years. STI performance and outcomes for 2023 Pekka Lundmark’s 2023 STI was subject to a scorecard of 70% Nokia Economic Profit, 10% gender diversity, 5% carbon emission reduction (Scope 1 and 2), 5% carbon emission reduction (Scope 3) and 10% personal strategic objectives. Nokia Economic Profit was determined based on the comparable operating profit less the cost of normalized core net working capital (i.e. net receivables, inventories and trade creditors). The 2023 Economic Profit outcome of €854m was below the threshold set at the beginning of the year for Pekka Lundmark’s 2023 STI. This outcome was largely as a result of the 5G patent cross-license agreements negotiation with OPPO and vivo that continued into early 2024. Since 2021, Nokia has been involved in legal disputes with OPPO and vivo over patent payments in several countries in Europe and Asia. Business overview Corporate governance Board review Financial statements Other information 57 Remuneration continued Nokia in 2023 Our remuneration philosophy At the core of Nokia’s philosophy lie three principles: ■ pay for performance and aligning the interests of employees with shareholders; ■ ensuring that remuneration programs and policies support the delivery of the corporate strategy and create long-term sustainable shareholder value; and ■ ensuring that executive remuneration reflects the contribution to achieving our ESG targets which support long-term shareholder value creation.

3 While there have been intense negotiations between the relevant parties, the Company prioritized protecting the value of its patent portfolio over achieving certain timelines for resolution. In January and February 2024, we announced the conclusion of the patent cross-license agreements with OPPO and vivo, respectively. Under the agreements, OPPO and vivo will make royalty payments, along with catch-up payments to cover the periods of non-payment. The agreements resolve all pending patent litigation between the parties, in all jurisdictions. The Personnel Committee and the Board recognized that although both agreements were signed in early 2024 instead of 2023, the outcomes were in the best interest of the Company and our shareholders. Therefore, to fairly reflect the significant effort and achievements of Pekka Lundmark and our GLT, the Board decided it would be appropriate to reflect the value created from signing both agreements in the Nokia Economic Profit outcome for 2023 STI purposes, which would result in an above threshold payout under this element for Pekka Lundmark. However, taking account of the current financial pressure we are under and our restrained approach to executive remuneration as a matter of principle, it was decided that a one-third discount should be applied to the EP outcome which resulted in a payout of 37% of target under this element for Pekka Lundmark. Our 2023 diversity objective was based on the female percentage of our global external hires. We delivered a full year outcome of 27.9% of female external hiring against a target of 28%, which resulted in 90% of the target payout under this element for Pekka Lundmark. Our absolute Scope 1 and 2 carbon emission for 2023 was 195 897 tCO2e against a target of 221 652 tCO2e, which resulted in the maximum payout of 225% of target under this element. Our Scope 3 carbon emission targets were based on a number of emission improvement actions reflecting the key milestones of our Net Zero Roadmap. During 2023, we achieved 83.03% of the targets under this element. The Personnel Committee and the Board carried out a detailed assessment of Pekka Lundmark’s personal strategic objectives achievement following the year end and determined a 150% of target payout under this element. The personal strategic objectives and the assessment are set out in the Remuneration Report. As a result, a total of 65.30% of target STI was payable to Pekka Lundmark in respect of 2023 performance. LTI performance and outcomes for 2020–2023 The 2020 LTI (performance shares) was subject to the predetermined dividend adjusted share price targets and a three-year performance period which ended in October 2023. Based on the dividend adjusted share price outcome of €3.21, the award vested at 39.5% of target for Pekka Lundmark and other GLT members who received the grant in 2020. Pekka Lundmark also received a grant under our eLTI co-investment arrangement in August 2020, under which he purchased €2.6 million in Nokia shares and received two-for-one matching shares in return. The matching shares were also subject to dividend adjusted share price targets with a three-year performance period, which ended in August 2023. The threshold share price was not met. Therefore, his matching shares under the 2020 eLTI lapsed in full. STI and LTI performance conditions for 2024 During 2023, the Committee also undertook a review of the performance metrics used for our LTI and STI and decided to make a number of changes for 2024 to ensure our incentive plans continue to support the business strategy and growth over the next three years. Our 2024 incentive plans for the President and CEO and the rest of the GLT will follow the structure set out below. Delivering the next year’s step in the strategic plan – STI Operating Profit 60% Cash Release 20% Continued focus on profitability Achieve a strong cash position Health & safety 10% – Lost Time Injury Frequency Rate (with a fatality modifier) Diversity 10% Deliver on our focus on the continued health and safety of our employees Deliver on our commitment to become a more diverse employer Delivering sustainable value – LTI 50% relative TSR, 40% cumulative reported EPS (adjusted for impairments and M&A), 10% carbon emission reduction (Scope 1, 2 and 3) A more rounded and balanced approach reflecting performance over the long term in growing the business and in delivering shareholder value whilst working towards our 2030 goal of 50% carbon emission reduction Taking account of the shareholder feedback received as well as market practice, the absolute TSR metric in the LTI will be replaced by cumulative reported EPS (adjusted for impairments and M&A) in 2024. The Scope 1, 2 and 3 carbon emission reduction targets will also be introduced to the 2024 LTI. We are one of the very few companies in the market to include Scope 3 targets in incentive plans. This demonstrates our commitment to deliver our long-term emission reduction goal and to be a market leader in addressing climate change. Our other ESG-related focus and commitment is reflected in the introduction of the health and safety metric with a fatality modifier and the continued use of the diversity metric in our 2024 STI. The change of financial metric for the 2024 STI from Economic Profit to Operating Profit and Cash Release supports our short-term strategic priority on delivering profit and maintaining a strong cash position. Based on feedback received from our shareholders, they are also considered more transparent metrics than Economic Profit. Share ownership requirement Our President and CEO is required to hold Nokia shares equivalent to three times his annual base salary. Pekka Lundmark currently maintains a total shareholding which significantly exceeds the requirement. This demonstrates his commitment to and alignment with Nokia’s long-term success and our shareholder interests. Conclusions Remuneration outcomes for 2023 reflect our resilient performance despite the challenges during the year and demonstrate our remuneration philosophy of pay for performance. The proposed Remuneration Policy amendments build on what has proved to be a successful remuneration strategy over the years. I thank shareholders who assisted the Committee in the consultation process, and very much welcome their constructive feedback and support for the proposals. I look forward to your continued support at our 2024 AGM. Thomas Dannenfeldt, Chair of the Personnel Committee Business overview Corporate governance Board review Financial statements Other information 58 Remuneration continued Nokia in 2023

4 Introduction This Remuneration Report of Nokia Corporation (the Report) has been approved by the Company’s Board of Directors (the Board) to be presented to the Annual General Meeting 2024. The resolution of the Annual General Meeting on the Report is advisory. The Report presents the remuneration of the Board members and the President and CEO for the financial year 2023 in accordance with the Finnish Decree of the Ministry of Finance 608/2019 and the Finnish Corporate Governance Code of 2020, as well as other applicable Finnish laws and regulations. The members of the Board and the President and CEO have been remunerated in accordance with our approved Remuneration Policy during the financial year 2023. No temporary or other deviations from the Policy have been made and no clawback provisions have been exercised during the financial year 2023. In 2023, our remuneration structure promoted the Company’s long-term financial success by setting the performance criteria for short- and long-term incentives to support the Company’s short- and long-term goals, as well as through shareholding requirements set for the President and CEO, the GLT and the Board members. Aligned with Nokia’s pay-for-performance remuneration principle, performance-based remuneration was emphasized over fixed base salary. The setting and application of the performance criteria for incentive programs executed the philosophy of pay-for-performance and supported the delivery of the corporate strategy as well as the creation of long-term sustainable shareholder value. The table on the right compares the development of the remuneration of our Board of Directors, President and CEO, average employee pay and Company performance over a five-year period. The pay-for-performance remuneration principle applied to the President and CEO, as well as the shareholding requirement of the President and CEO and the Board members, as applicable, contribute to an alignment of interests with shareholders, while also promoting and incentivizing decisions that are in the long-term interest of the Company. Year Aggregate remuneration of the Board of Directors (EUR)(1) President and CEO actual remuneration (EUR)(2) Average salaries and wages (EUR)(3) Net sales (EURm) Total shareholder return (rebased to 100 at 31 Dec 2018)(4) 2019 2 219 000 3 897 625 61 980 23 315 66.90 2020 2 016 000 3 587 781 65 787 21 852 63.95 2021 1 821 000 4 908 244 70 411 22 202 113.13 2022 2 280 000 4 316 606 74 100 24 911 88.94 2023 2 503 000 3 738 560 69 074 22 258 64.68 (1) Aggregate total remuneration paid to the members of the Board during the financial year as annual fee and meeting fee, as applicable, and as approved by general meetings of shareholders. The value depends on the number of members elected to the Board for each term as well as on the composition of the Board committees and travel required. During the term that began from the Annual General Meeting 2021, the Board had eight members only, compared to ten members during the following terms. (2) The President and CEO actual remuneration represents the aggregate total of the two CEOs in 2020. (3) Average salaries and wages are based on average employee numbers and their total salaries and wages as reported in the Company’s financial statements. (4) Total shareholder return on last trading day of the previous year. We also present this data graphically: Comparative data (rebased year-end 2018 = 100) Remuneration of the Board of Directors CEO earned remuneration Average salaries and wages Net sales Total shareholder return 2018 2019 2020 2021 2022 2023 0 20 40 60 80 100 120 140 Business overview Corporate governance Board review Financial statements Other information 59 Remuneration continued Nokia in 2023

5 Remuneration of the Board of Directors The shareholders resolve annually on director remuneration based on a proposal made by the Board of Directors on the recommendation of the Board’s Corporate Governance and Nomination Committee. The aggregate amount of remuneration paid to Board members in 2023 equaled EUR 2 503 000 of which EUR 2 370 000 consisted of annual fees and the rest of meeting fees. In accordance with the resolution by the Annual General Meeting 2023, approximately 40% of the annual fee from Board and Board Committee work was paid in Nokia shares purchased from the market on behalf of the Board members following the Annual General Meeting. The directors shall retain until the end of their directorship such number of shares that corresponds to the number of shares they have received as Board remuneration during their first three years of service on the Board. The rest of the annual fee was paid in cash, most of which was used to cover taxes arising from the remuneration. All meeting fees were paid in cash. It is the Company’s policy that the non-executive members of the Board do not participate in any of Nokia’s equity programs and do not receive performance shares, restricted shares, or any other variable remuneration for their duties as Board members. No such variable remuneration was paid since all persons acting as Board members during the financial year 2023 were non-executive. Board remuneration for the term that began at the Annual General Meeting held on 4 April 2023 and ends at the close of the Annual General Meeting in 2024 consisted of the following fees. Annual fee EUR Chair 440 000 Vice Chair 210 000 Member 185 000 Chair of Audit Committee 30 000 Member of Audit Committee 15 000 Chair of Personnel Committee 30 000 Member of Personnel Committee 15 000 Chair of Technology Committee 20 000 Member of Technology Committee 10 000 Meeting fee(1) EUR Meeting requiring intercontinental travel 5 000 Meeting requiring continental travel 2 000 (1) Paid for a maximum of seven meetings per term. The following table outlines the total annual remuneration paid in 2023 to the members of the Board for their services, as resolved by the shareholders at the Annual General Meeting. Annual fees (EUR) Meeting fees (EUR)(1) Total remuneration paid (EUR) 60% of annual fees and all meeting fees paid in cash (EUR) 40% of annual fees paid in shares (EUR) Number of shares (approximately 40% of the annual fee) Sari Baldauf (Chair) 465 000 10 000 475 000 289 000 186 000 47 427 Søren Skou (Vice Chair) 225 000 14 000 239 000 149 000 90 000 22 948 Timo Ahopelto 210 000 10 000 220 000 136 000 84 000 21 418 Bruce Brown (until 4 April 2023)(2) — 5 000 5 000 5 000 — — Elizabeth Crain 215 000 15 000 230 000 144 000 86 000 21 928 Thomas Dannenfeldt 230 000 9 000 239 000 147 000 92 000 23 458 Lisa Hook 200 000 17 000 217 000 137 000 80 000 20 399 Jeanette Horan 210 000 10 000 220 000 136 000 84 000 21 418 Edward Kozel (until 4 April 2023)(2) — 5 000 5 000 5 000 — — Thomas Saueressig 195 000 14 000 209 000 131 000 78 000 19 889 Carla Smits-Nusteling 215 000 14 000 229 000 143 000 86 000 21 928 Kai Öistämö 205 000 10 000 215 000 133 000 82 000 20 908 Total 2 370 000 133 000 2 503 000 1 555 000 948 000 241 721 (1) Meeting fees include all meeting fees paid for the term that ended at the Annual General Meeting held on 4 April 2023 and meeting fees accrued and paid in 2023 for the term that began at the same meeting. (2) Stepped down at the Annual General Meeting on 4 April 2023 and received only one meeting fee in 2023. Business overview Corporate governance Board review Financial statements Other information 60 Remuneration continued Nokia in 2023

6 Remuneration of the President and CEO The following table shows the actual remuneration received by Pekka Lundmark in 2023 and 2022. The LTI figures relate to the vesting of the final tranche of the restricted share award granted to him on joining Nokia in respect of forfeited shares from his previous employer and the vesting of the 2020 LTI performance shares. EUR 2023 Pay mix(1) 2022 Pay mix(1) Salary 1 322 750 36% 1 300 000 31% Short-term incentive(2) 1 079 695 30% 2 342 438 56% Long-term incentive 1 240 359 34% 560 318 13% Other compensation(3) 95 756 113 850 Total 3 738 560 4 316 606 (1) Pay mix reflects the proportions of base salary, STI and LTI of total remuneration, excluding other remuneration. (2) STI represents the amounts earned in respect of financial year 2023, but that are paid in April 2024. (3) Other remuneration includes benefits such as telephone, car, driver, tax compliance support, and medical insurance. Pursuant to Finnish legislation, Nokia is required to make contributions to the Finnish TyEL pension arrangements in respect of the President and CEO. Such payments can be characterized as defined contribution payments. In 2023, payments to the Finnish state pension system equalled EUR 422 274 for Pekka Lundmark in respect of his service as President and CEO (EUR 475 384 for Pekka Lundmark in 2022). No supplementary pension arrangements were offered. 2023 Short-term Incentive of the President and CEO Targets for the STI are set annually at or before the start of the year, balancing the need to deliver value with the need to motivate and drive the performance of the Executive Team. Targets are determined for a set of strategic metrics that align with driving sustainable value for shareholders and are set in the context of market expectations and analyst consensus forecasts. For 2023, Pekka Lundmark had a target STI opportunity of 125% of annual base salary. His 2023 STI framework was based on a scorecard of financial, strategic and ESG objectives. Achievement against the 2023 targets was as follows: Metric Weight Target STI outcome (% of target) Economic Profit(1) 70% EUR 1 851 million 37% Diversity 10% Female percentage of global external hires of 28% 90% Carbon emission reduction Scope 1&2 5% 221 652 tCO2e 225% Carbon emission reduction Scope 3 5% ■ Finalize Nokia’s Net Zero Roadmap and transition plan ■ Achieve each business group’s committed roadmap milestones towards higher energy-efficient products and services 83.03% Personal strategic objectives 10% ■ Define the 2030 technology and business vision ■ Develop alternative value creation strategies beyond the 3-year long-range plan 150% Total STI outcome 100% 65.30% (1) Non-IFRS measure. For the definition and reconciliation of non-IFRS measures to the most directly comparable IFRS measures, refer to the “Alternative performance measures” section. Nokia Economic Profit was determined based on the comparable operating profit less the cost of normalized core net working capital, which was measured excluding the impact from the sale of receivables. Accordingly, the total 2023 STI payout for Pekka Lundmark as the President and CEO was EUR 1 079 695. Business overview Corporate governance Board review Financial statements Other information 61 Remuneration continued Nokia in 2023

7 Long-term Incentive awards granted to the President and CEO during 2023 In 2023, Pekka Lundmark was granted the following LTI (performance share) awards. Targets for our LTI performance shares are set in a similar context to the STI. The performance share targets are set at the start of the performance period and locked in for the life of the plan. The performance condition for the 2023 performance shares is based on two-thirds absolute TSR and one-third relative TSR against our global peer group(1) over the three-year performance period from 2023 to 2026. The targets for both metrics and the performance and vesting outcomes will be disclosed in the 2026 Remuneration Report. Performance share awards granted during the year(2) Units granted Grant date face value (EUR)(3) Grant date Vesting 2023 LTI performance shares 635 700 2 434 731 6 July 2023 Q3 2026 (1) Global peer group consisted of 27 companies (see details under the “Global peer group” section). (2) The maximum vesting is 200% if stretch performance targets are met. Vesting is also subject to continued employment. (3) Grant date face value was calculated using the closing price of €3.83 on the date of grant. Long-term Incentive awards and other equity awards vested for the President and CEO during 2023 The final tranche of Pekka Lundmark’s 2020 restricted share award, made to him on joining Nokia to compensate for the forfeited awards from his previous employer, vested on 1 October 2023 as set out in the table below. Restricted share awards vested during the year Units granted Target Achievement Units vested Value of vested award(1) (EUR) 2020 Restricted Share award final tranche (3/3) 117 467 N/A N/A 117 467 380 590 (1) The vesting value was calculated using the closing share price of €3.24 on 21 November 2023, the day before the share delivery date. The 2020 LTI performance share award granted to Pekka Lundmark in November 2020 had a three-year performance period and was subject to dividend adjusted share price targets over the performance period. This award vested on 1 November 2023 as set out in the table below. LTI performance shares vested during the year Units granted Target share price (EUR) Share price achievement (EUR) Vesting outcome (% of target) Units vested Value of vested award(1) (EUR) 2020 LTI performance shares 671 800 3.67 3.21 39.5% 265 361 859 770 (1) The vesting value was calculated using the closing share price of €3.24 on 21 November 2023, the day before the share delivery date. Pekka Lundmark also received an eLTI grant in 2020, under which he invested €2.6 million in Nokia shares and received two-for-one matching shares in return. The matching shares were subject to dividend adjusted share price targets over a three-year performance period. However, as the threshold share price was not achieved, the matching shares lapsed in full on 1 August 2023. eLTI matching performance shares vested during the year Units granted Target share price (EUR) Share price achievement (EUR) Vesting outcome (% of target) Units vested 2020 eLTI matching performance shares 1 390 894 5.35 3.72 0.00 0 Business overview Corporate governance Board review Financial statements Other information 62 Remuneration continued Nokia in 2023

8 The President and CEO’s share ownership and unvested share awards Our share ownership policy requires that the President and CEO holds a minimum of three times his or her annual base salary in Nokia shares in order to ensure alignment with shareholder interests over the long term. Pekka Lundmark significantly exceeds this requirement with a holding of 346%, well within the five-year allotted period. Pekka Lundmark Units Value(1) (EUR) Beneficially owned shares at 31 December 2023 1 473 060 4 495 779 Unvested shares under outstanding Nokia equity plans(2) 2 910 980 8 884 310 Total 4 384 040 13 380 089 (1) The values are based on the closing price of a Nokia share of EUR 3.052 on Nasdaq Helsinki on 29 December 2023. (2) The number of units represents the number of unvested awards as of 31 December 2023. The President and CEO’s termination provisions 2023 Termination by Reason Notice Compensation Nokia Cause None The President and CEO is entitled to no additional remuneration and all unvested equity awards would be forfeited after termination. Nokia Reasons other than cause Up to 12 months The President and CEO is entitled to a severance payment equaling up to 12 months’ remuneration (including annual base salary, benefits, and target short-term incentive) and unvested equity awards would be forfeited after termination. President and CEO Any reason 12 months The President and CEO may terminate his service agreement at any time with 12 months’ notice. The President and CEO would either continue to receive salary and benefits during the notice period or, at Nokia’s discretion, a lump sum of equivalent value. Additionally, the President and CEO would be entitled to any short- or long-term incentives that would normally vest during the notice period. Any unvested equity awards would be forfeited after termination. President and CEO Nokia’s material breach of the service agreement Up to 12 months In the event that the President and CEO terminates his service agreement based on a final arbitration award demonstrating Nokia’s material breach of the service agreement, he is entitled to a severance payment equaling up to 12 months’ remuneration (including annual base salary, benefits and target incentive). Any unvested equity awards would be forfeited after termination. The President and CEO is subject to a 12-month non-competition and non-solicit obligation that applies after the termination of the service agreement or the date when he is released from his obligations and responsibilities, whichever occurs earlier. Business overview Corporate governance Board review Financial statements Other information 63 Remuneration continued Nokia in 2023